Back 2012-05-30, 19:47:20, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Chase.G **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2092766		
Security designation	Common Shares		
Opening balance of securities held	40000		
Date of transaction	2012-05-30		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	20000		
Unit price or exercise price	10.2100	Currency	Canadian Dollar
Closing balance of securities held	20000	Insider's calculated balance	
Filing date/time	2012-05-30 19:47:16		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities